Exhibit 99.1

INTERIM FINANCIAL INFORMATION

GOLDEN OCEAN GROUP LIMITED

Third Quarter 2020

November 19, 2020

GOLDEN OCEAN GROUP LIMITED, THIRD QUARTER 2020

Hamilton, Bermuda, November 19, 2020 - Golden Ocean Group Limited (NASDAQ: GOGL / OSE: GOGL) (the “Company” or “Golden Ocean”), a leading dry bulk shipping company, today announced its results for the quarter ended September 30, 2020.

Highlights

▪	Net income of $39.1 million and earnings per share of $0.27 for the third quarter of 2020 compared with net loss of $41.3 million and loss per share of $0.29 for the second quarter of 2020.
▪	Adjusted EBITDA[1] of $76.7 million for the third quarter of 2020, compared with $4.2 million for the second quarter of 2020.
▪
Signed loan agreement in November 2020 to refinance the $425.0 million credit facility which is secured by 14 Capesize vessels at attractive terms, lowering the daily cash break even rate for the financed vessels by more than $1,000 per financed ship.

▪	Strengthened balance sheet with cash and equivalents of $130.8 million and no debt maturities until 2023 following the aforementioned refinancing.
▪
Divested our 22.19% ownership interest in ship management company SeaTeam Management Pte Ltd and exited commercial management agreement for seven Handysize vessels to further focus on the Company’s core activities.

▪	Appointed Lars-Christian Svensen to the position of Chief Commercial Officer of Golden Ocean Management AS effective from December 1, 2020.
▪	Estimated TCE rates[2] for the fourth quarter of 2020, inclusive of charter coverage and calculated on a load-to-discharge basis, are:
•	approximately $21,750 per day contracted for 73% of the available days for Capesize vessels;
•	approximately $12,750 per day contracted for 82% of the available days for Panamax vessels

We expect the spot TCEs for the full fourth quarter of 2020 to be lower than the TCEs currently contracted, due to the impact of ballast days at the end of the third quarter as well as current weaker rates.
Ulrik Andersen, Chief Executive Officer, commented:

"The Company’s results for the third quarter of 2020 demonstrate both its strong leverage to an improving rate environment as well as the strategic advantage gained by focusing exclusively on large vessel classes. Due to scale, fleet composition and strong chartering capabilities, the Company was well positioned to capture strength in both the charter and spot markets. The Company generated a significant amount of cash flow, bolstering its balance sheet in the third quarter of 2020. The Company also completed the expected refinancing of its largest debt facility that was due to mature in early 2021, pushing its nearest debt maturity to 2023. As the Company looks to 2021, it has very limited capital expenditure requirements and significant spot market exposure, which should allow for the continued generation of healthy cash flow.”

1Adjusted earnings before interest, taxes, depreciation and amortization. Adjusted EBITDA is a non-GAAP measure. A reconciliation of adjusted EBITDA to the most directly comparable GAAP measure is included in the back part of this report.

2TCE rate, or time charter equivalent rate, is a non-GAAP measure. A reconciliation of TCE rate to the most directly comparable GAAP measure is included in the back part of this report.
GOLDEN OCEAN GROUP LIMITED, THIRD QUARTER 2020

Fleet Development & Performance

As of the date of this report, the Company’s fleet consists of 78 vessels, with an aggregate capacity of approximately 10.8 million dwt. The Company’s fleet consists of:

a.	67 vessels owned by the Company (38 Capesize, 27 Panamax and two Ultramax vessels);
b.	Eight Capesize vessels chartered in on long-term leases with profit-sharing arrangements;
c.	Two 104,550 dwt ice-class vessels chartered in; and
d.	One Ultramax vessel chartered in.

The Company’s estimated TCE rates for the fourth quarter of 2020 are $21,750 per day for 73% of available days for Capesize vessels and $12,750 per day for 82% of available days for Panamax vessels, inclusive of vessels on charter. These estimates are based on time charter contracts as well as current spot fixtures on the load-to-discharge method, whereby revenue is recognized on a straight-line basis over the voyage days from the commencement of loading to completion of discharge. The actual TCE rates to be earned in the fourth quarter of 2020 will depend on the number of contracted days as well the number of ballast days at the end of the period when the vessel is sailing without cargo. According to the load-to-discharge accounting method, the Company will not be able to recognize revenue for ballast days and uncontracted days at the end of the fourth quarter. At the same time, expenses for uncontracted days cannot be deferred and will be recognized.

The Company continued to secure charter coverage following the improvement in charter rates. For the first quarter of 2021, the Company has secured 9% of total days at an average rate of $17,430 per day for Capesize vessels and 28% of total days for Panamax vessels at an average rate of $12,940 per day.

Corporate Development

As of September 30, 2020, the Company had 144,272,697 issued and 143,277,697 outstanding common shares, each with a par value of $0.05. For the three months ended September 30, 2020, the weighted average number of outstanding common shares was 143,277,697.

In October 2020, the Company completed the sale of its 22.19% ownership interest in SeaTeam Management Pte Ltd, its in-house ship management company (“SeaTeam”) to OSM Maritime Group (“OSM”). Frontline Ltd., a related party, and other owners of SeaTeam also sold their interests in SeaTeam to OSM. In connection with this transaction, the total consideration allocated to the Company amounted to $3.6 million, $1.7 million of which was received on October 20, 2020 upon the completion of the sale. The outstanding amount will be paid in two equal payments of $0.9 million on April 1, 2021 and on December 1, 2021. A gain from the sale of approximately $2.6 million will be recorded in the fourth quarter of 2020.

In November 2020, the Company signed a loan agreement to fully refinance the $425.0 million credit facility that was scheduled to mature in March 2021. A new $304.0 million term loan and revolving credit facility has been entered into with six reputable shipping banks, five of which were part of the group of banks which financed the $425.0 million credit facility and is secured by 14 of our Capesize vessels. The new loan facility has a tenor of five years, a 20-year age adjusted repayment profile and carries an interest cost of LIBOR plus a margin of 235 bps.

Despite the Company’s strong results, the Company’s Board of Directors has decided not to pay a dividend for the third quarter of 2020 due to the uncertain and evolving nature of near-term expectations. The Company’s Board of Directors remains committed to returning value to its shareholders through dividends, and the amount and timing of any future dividend payments will be based on both the Company’s results and its market expectations.
GOLDEN OCEAN GROUP LIMITED, THIRD QUARTER 2020

Third Quarter 2020 Results

Third quarter 2020 income statements

The Company reported net income of $39.1 million and a profit per share of $0.27 for the third quarter of 2020, compared with net loss of $41.3 million and loss per share of $0.29 for the second quarter of 2020.

Adjusted EBITDA was $76.7 million for the third quarter of 2020, an increase of $72.5 million from $4.2 million for the second quarter of 2020.

Operating revenues were $185.6 million in the third quarter of 2020, an increase of $69.4 million from $116.2 million in the second quarter of 2020. The increase in revenues was driven by significantly stronger market conditions in the third quarter of 2020 compared to the second quarter of 2020. Operating revenue was also positively impacted by a decrease in the number of drydockings compared to the second quarter of 2020; no vessels were in drydock during the third quarter of 2020 compared to nine vessels in the second quarter of 2020. In the third quarter of 2020, total off-hire days were 157, a decrease of 103 days from 260 total off-hire days in the second quarter of 2020. Voyage expenses decreased by $3.6 million to $43.9 million compared with $47.5 million in the second quarter of 2020. This decrease was primarily due to lower costs for bunker fuel as a result of decreased bunker fuel prices in the third quarter of 2020, offset by increased operating days. The Company achieved an average TCE rate2 for the fleet of $17,912 per day in the third quarter of 2020 compared with $8,782 per day in the second quarter of 2020.

Other operating income under the Company’s revenue sharing agreements was $1.3 million in the third quarter of 2020, an increase of $2.9 million from loss of $1.6 million in the second quarter of 2020. The increase was due to a higher net income under the Company’s revenue sharing agreements with Capesize Chartering Ltd.

Ship operating expenses amounted to $43.4 million in the third quarter of 2020 compared with $44.7 million in the second quarter of 2020. In the third quarter of 2020, ship operating expenses included $37.6 million in running expenses (compared to $32.7 million of running expenses in the second quarter of 2020), $0.6 million in drydocking expenses relating to prior periods ($7.7 million in the second quarter of 2020) and $5.2 million in estimated ship operating expenses on time charter-in contracts ($4.3 million in the second quarter of 2020). Running expenses mainly consisted of crew costs, repair and maintenance, spares and insurance. The increase in running expenses in the third quarter of 2020 was primarily due to increased costs for crew changes and other costs related to the COVID-19 pandemic.

Charter hire expenses were $20.4 million in the third quarter of 2020 compared with $12.3 million in the second quarter of 2020. The increase in charter hire expenses was mainly due to higher market rates for chartered in vessels.

Administrative expenses decreased to $3.1 million in the third quarter of 2020 compared with $3.4 million in the second quarter of 2020. Depreciation was $27.6 million in the third quarter of 2020 compared with $27.0 million in the second quarter of 2020. The increase in depreciation is due to higher depreciation for ballast water treatment systems and scrubbers installed during the second quarter of 2020.
GOLDEN OCEAN GROUP LIMITED, THIRD QUARTER 2020

Net interest expense was $9.8 million in the third quarter of 2020, compared with $12.7 million in the second quarter of 2020. The decrease was primarily driven by lower interest expense as a result of a decrease in LIBOR rates on the Company’s floating debt.

In the third quarter of 2020, the Company recorded a $3.3 million net gain on derivatives. This consisted of a $0.4 million gain on the Company's USD interest rate swaps, a gain of $0.4 million related to bunker and foreign currency hedges, and a gain of $2.5 million on forward freight derivatives.

The Company recorded a loss from associated companies of $2.3 million in the third quarter of 2020, mainly related to loss of $2.1 million from its investments in SwissMarine Pte. Ltd. ("SwissMarine") and a $0.3 million loss from its investments in TFG Marine Pte Ltd ("TFG Marine"), its bunkering joint venture with Trafigura Pte Ltd (“Trafigura”) and Frontline Ltd (“Frontline”). The Company recorded an unrealized mark to market loss of $0.2 million on shares in Scorpio Bulkers Inc. (NYSE:SALT).

Third quarter 2020 cash flow statements

Total cash, cash equivalents and restricted cash was $130.8 million as of September 30, 2020, which represented an increase of $26.7 million compared with the quarter ended June 30, 2020. Cash provided by operating activities amounted to $58.1 million, which included a decrease in working capital of $9.9 million. Total net cash used in investing activities was $0.3 million and was primarily related to payments for the installation of ballast water treatment systems.

Net cash used in financing activities was $31.0 million in the third quarter of 2020. This included ordinary repayment of long-term debt of $23.4 million and repayments of finance leases of $7.5 million.

Balance Sheet as of September 30, 2020

As of September 30, 2020, the Company had cash and cash equivalents of $130.8 million, including restricted cash balances of $28.1 million.

As of September 30, 2020, the book value of long-term debt was $1,064.9 million, and the current portion of long-term debt was $83.2 million. In November 2020, the Company entered into a new $304.0 million term loan and revolving credit facility which fully refinanced the $425.0 million credit facility. As of the date of this earnings release, the new $304.0 million credit facility has been fully drawn. As a result, as of September 30, 2020, long-term debt increased to $981.8 million from $691.8 million recorded prior to refinancing. The current portion of long-term debt has correspondingly been reduced to $83.2 million from $373.2 million, thereby reducing the current portion of long-term debt by $290.0 million, net.

Following this refinancing, the Company has no debt maturities until 2023.

The Dry Bulk Market

The Company remains focused on maintaining its efficient operations and, above all, the health and safety of its seafarers and shore-based employees. Port restrictions, travel bans and quarantines related to the COVID-19 pandemic continue to bring challenges to crew changes in particular. Together with our technical managers, we have implemented various measures to protect the safety and wellbeing of our seafarers and to minimize the consequences of the pandemic.
GOLDEN OCEAN GROUP LIMITED, THIRD QUARTER 2020

Freight rates increased throughout the third quarter of 2020 as global trade continued to recover from the severe and sudden disruption brought about by the COVID-19 pandemic. The recovery in rates has not been uniform across all dry bulk trades, however, and the improvement in Capesize rates since the market lows in March has outpaced the increase in all vessel classes.

In the third quarter of 2020, global dry bulk fleet utilization (calculated as total demand in tonne miles transported divided by total available fleet capacity) was 86.8%, a strong increase from 82.1% in the prior quarter, according to Maritime Analytics. According to the same source, total seaborne transportation of dry bulk goods was 1,179 mt in the third quarter of 2020, compared to 1,120 mt in the second quarter of 2020 and 1,211 mt in the third quarter of 2019.

Economic activity in China continued to rebound at a strong pace, following improvements in the second quarter of 2020. Through the first nine months of 2020, Chinese iron imports increased by 11% compared to the same period in 2019 as Chinese steel production rapidly rebounded to record levels in the third quarter of 2020. Notably, iron ore export volumes from Brazil increased by 27% compared to the second quarter of 2020, reaching the second highest level of Brazilian iron ore exports ever. Increased Brazilian export volumes are a strong contributor to tonne-mile demand, particularly for Capesize vessels. While Brazilian producer Vale previously reduced its production guidance for 2020, it has forecasted that production will increase significantly by 2022, which will continue to benefit tonne-mile growth in future years.

Seaborne transportation of coal increased slightly in third quarter of 2020 compared to the prior quarter due to a small increase in thermal coal volumes, offsetting continued weak demand for coking coal due to a global slowdown in industrial production. Coking coal volumes declined by 19% compared to the third quarter of 2019 to a level not seen since 2012. The steepest year-over-year declines in coal imports came from China and India, which reduced imports by 29% and 31%, respectively.

Transportation of essential agribulks, which represented 12% of total seaborne volumes in the third quarter of 2020, remained immune to the impact of the global slowdown and grew by 4% compared to the third quarter of 2019. Other minor bulks, which had been a growth driver in 2019, grew by 8% compared to the prior quarter but remained relatively unchanged compared to the third quarter of 2019.

The global fleet of dry bulk vessels amounted to 900.0 million dwt at the end of the third quarter of 2020 after deliveries of 9.2 million dwt in the quarter, compared to the 10.6 million dwt in the third quarter of 2019. After taking into account vessels retired from the global fleet, net fleet growth totaled 5.7 million dwt in the third quarter of 2020.

Strategy and Outlook

Despite the sharp recovery in dry bulk freight rates that began with the reopening of the Chinese economy, challenges remain as various countries are once again experiencing sharp rises in COVID-19 cases. This may cause near-term pressure on the dry bulk market, although the same scale of lockdown measures enforced earlier this year thus far seems unlikely. Nonetheless, the Company expects related inefficiencies in vessel operations to continue.

The impact of the COVID-19 pandemic on global gross domestic product (“GDP”), which is projected to decline by 4.4% in 2020 by the International Monetary Fund (“IMF”), has been dramatic. However, certain sectors of the economy have begun to recover, and the IMF expects global GDP to grow by 5.2% in 2021. Importantly, China and India, two of the largest drivers of demand for dry bulk commodities and iron ore and coal in particular, are projected to see GDP increases of 8.2% and 8.8%, respectively, in 2021.
GOLDEN OCEAN GROUP LIMITED, THIRD QUARTER 2020

The Company’s longer-term market outlook is supported by a rapidly declining growth rate of the global dry bulk fleet. On a net basis, the global fleet has grown by 3.1% through the first nine months of the year, and the start of year forecast of 4.2% growth will likely not be met due to elevated vessel scrapping in the first nine months of the year. In 2021, gross fleet growth is expected to decline to 3.9% before declining further to 1.2% in 2022. This assumes all vessels are delivered on schedule, no additional orders are placed and no vessels are demolished. New ordering remains muted, and only 8.1 million dwt of new vessels, or less than 1% of the current global fleet have been ordered thus far this year.

Based on the Company’s expectations of near-term volatility and rapid changes in sentiment, the Company has continued to secure additional charter coverage for the remaining trading days for 2020 and further strengthened its balance sheet. The latter has been accomplished through cash flow generation and with the recently-completed refinancing of the $425.0 million credit facility, after which the Company’s nearest debt maturity is 2023. A strong balance sheet will help to ensure the Company’s cash flow generation for the fourth quarter of 2020 and also provide downside support during periods of weaker demand. The Company has also divested its ownership in SeaTeam and exited the commercial management agreement for seven Handysize vessels which the Company previously operated on behalf of SFL Corporation Ltd. to further increase its focus on core activities. Based on the Company’s market outlook, it maintains significant spot market exposure for 2021, particularly in the Capesize market, which gives operating leverage to the market strength expected in 2021.

The Board of Directors
Golden Ocean Group Limited
Hamilton, Bermuda
November 19, 2020

Questions should be directed to:
Ulrik Andersen: Chief Executive Officer, Golden Ocean Management AS
+ 47 22 01 73 53

Peder Simonsen: Chief Financial Officer, Golden Ocean Management AS
+47 22 01 73 45

GOLDEN OCEAN GROUP LIMITED, THIRD QUARTER 2020

Forward-Looking Statements
Matters discussed in this earnings report may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements, which include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. Words such as "believe," "expect," "anticipate," "estimate," "intend," "plan," "targets," "projects," "likely," "will," "would," "could," "seeks," "potential," "continue," "contemplate," "possible," "might," "forecasts," "may," "should" and similar expressions or phrases may identify forward-looking statements. The forward-looking statements in this report are based upon various assumptions. many of which are based, in turn, upon further assumptions, including without limitation, management's examination of historical operating trends, data contained in the Company’s records and other data available from third parties. Although the Company believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond the Company’s control, the Company cannot assure you that it will achieve or accomplish these expectations, beliefs or projections. The information set forth herein speaks only as of the date hereof, and the Company disclaims any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this communication.

In addition to these important factors and matters discussed elsewhere herein, important factors that, in the Company’s view, could cause actual results to differ materially from those discussed in the forward-looking statements include, among other things, the strength of world economies, fluctuations in currencies and interest rates, general market conditions, including fluctuations in charter hire rates and vessel values, changes in demand in the dry bulk market, the length and severity of the COVID-19 outbreak, the impact of public health threats and outbreaks of other highly communicable diseases, changes in the Company’s operating expenses, including bunker prices, drydocking and insurance costs, the market for the Company’s vessels, availability of financing and refinancing, the impact of the expected discontinuance of LIBOR after 2021 on interest rates of the Company’s debt that reference LIBOR, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents, political events or acts by terrorists, and other important factors described from time to time in the reports filed by the Company with the U.S. Securities and Exchange Commission, including the Company’s most recently filed Annual Report on Form 20-F for the year ended December 31, 2019.

GOLDEN OCEAN GROUP LIMITED, THIRD QUARTER 2020

INTERIM FINANCIAL INFORMATION

THIRD QUARTER 2020

Index

Unaudited Interim Condensed Consolidated Statements of Operations

Unaudited Interim Condensed Consolidated Balance Sheets

Unaudited Interim Condensed Consolidated Cash Flow Statements

Unaudited Interim Condensed Consolidated Statements of Changes in Equity

Selected Notes to the Unaudited Interim Condensed Consolidated Financial Statements

GOLDEN OCEAN GROUP LIMITED, THIRD QUARTER 2020

GOLDEN OCEAN GROUP LIMITED
Unaudited Interim Condensed Consolidated Statements of Operations

(in thousands of $, except per share data)	Three months ended September 30, 2020	Three months ended June 30, 2020	Three months ended September 30, 2019	Nine months ended September 30, 2020	Nine months ended September 30, 2019
Operating revenues
Time charter revenues	71,873	43,684	88,196	158,123	216,335
Voyage charter revenues	113,135	72,013	130,713	279,517	243,581
Other revenues	574	549	426	1,595	1,212
Total operating revenues	185,582	116,246	219,335	439,235	461,128

Other operating income (expenses)	1,310	(1,624)	563	3,672	3,379

Operating expenses
Voyage expenses and commissions	43,935	47,453	57,661	151,640	124,766
Ship operating expenses	43,444	44,702	45,755	143,603	136,573
Charter hire expenses	20,443	12,252	36,457	49,682	68,072
Administrative expenses	3,103	3,350	3,260	9,699	10,066
Impairment loss on right of use assets	—	—	—	94,233	—
Depreciation	27,631	27,018	23,327	83,712	70,180
Total operating expenses	138,556	134,775	166,461	532,569	409,657

Net operating income (loss)	48,336	(20,153)	53,438	(89,662)	54,850

Other income (expenses)
Interest income	110	112	847	896	3,622
Interest expense	(9,915)	(12,814)	(14,159)	(37,828)	(46,470)
Gain (loss) on derivatives	3,270	(441)	(6,124)	(20,127)	(16,341)
Equity results of associated companies	(2,334)	(5,221)	59	(4,897)	237
Other financial items	(366)	(2,724)	2,676	(11,303)	362
Net other (expenses) income	(9,235)	(21,088)	(16,701)	(73,259)	(58,590)
Net income (loss) before income taxes	39,101	(41,241)	36,737	(162,921)	(3,740)
Income tax expense (credit)	40	40	38	120	113
Net income (loss)	39,061	(41,281)	36,699	(163,041)	(3,853)

Per share information:
Earnings (loss) per share: basic and diluted	$0.27	$(0.29)	$0.26	$(1.14)	$(0.03)

The accompanying selected notes are an integral part of these unaudited interim condensed consolidated financial statements.
GOLDEN OCEAN GROUP LIMITED, THIRD QUARTER 2020

GOLDEN OCEAN GROUP LIMITED
Unaudited Interim Condensed Consolidated Balance Sheets

(in thousands of $)	September 30, 2020	June 30, 2020	December 31, 2019
ASSETS
Current assets
Cash and cash equivalents	102,682	70,335	153,060
Restricted cash	28,144	33,747	10,184
Other current assets	120,696	113,603	168,697
Total current assets	251,522	217,685	331,941
Vessels and equipment, net	2,300,566	2,324,419	2,340,753
Finance leases, right of use assets, net	117,248	121,015	193,987
Operating leases, right of use assets, net	24,361	25,981	54,853
Other long term assets	23,796	26,878	44,523
Total assets	2,717,493	2,715,978	2,966,057

LIABILITIES AND EQUITY
Current liabilities
Current portion of long-term debt	83,158	379,312	87,787
Current portion of finance lease obligations	23,117	22,735	17,502
Current portion of operating lease obligations	14,852	14,698	14,377
Other current liabilities	107,149	112,866	113,701
Total current liabilities	228,276	529,611	233,367
Long-term debt	981,762	708,423	1,026,083
Non-current portion of finance lease obligations	133,679	139,566	151,206
Non-current portion of operating lease obligations	30,691	34,433	42,010
Total liabilities	1,374,408	1,412,033	1,452,666
Equity	1,343,085	1,303,945	1,513,391
Total liabilities and equity	2,717,493	2,715,978	2,966,057

The accompanying selected notes are an integral part of these unaudited interim condensed consolidated financial statements.
GOLDEN OCEAN GROUP LIMITED, THIRD QUARTER 2020

GOLDEN OCEAN GROUP LIMITED
Unaudited Interim Condensed Consolidated Cash Flow Statements
(in thousands of $)	Three months ended September 30, 2020	Three months ended June 30, 2020	Three months ended September 30, 2019	Nine months ended September 30, 2020	Nine months ended September 30, 2019
Net income (loss)	39,061	(41,281)	36,699	(163,041)	(3,853)
Adjustments to reconcile net income (loss) to net cash provided by operating activities;
Depreciation	27,631	27,018	23,325	83,712	70,178
Impairment loss on right of use assets	—	—	—	94,233	—
Dividends from associated companies	—	—	—	450	150
Equity results from associated companies	2,334	5,221	(59)	4,897	(237)
Amortization of time charter party out contracts	3,116	3,082	4,722	10,173	14,011
Amortization of convertible bond fair value adjustment	—	—	—	—	813
Mark to market value on derivatives	(3,156)	3,036	4,949	25,247	20,617
Other, net	(994)	901	(3,819)	8,072	(3,223)
Change in operating assets and liabilities	(9,917)	18,062	(19,973)	5,544	(24,122)
Net cash provided by (used in) operating activities	58,075	16,039	45,844	69,287	74,334

Investing activities
Additions to vessels and right of use assets	(354)	(7,188)	(11,997)	(24,163)	(20,841)
Investments in associated companies, net	—	—	(9,470)	—	(19,470)
Other investing activities, net	11	5,361	(10,657)	4,416	(10,568)
Net cash used in investing activities	(343)	(1,827)	(32,124)	(19,747)	(50,879)

Financing activities
Repayment of long-term debt	(23,447)	(23,447)	(21,199)	(68,841)	(444,681)
Proceeds from long term debt	—	—	—	18,000	225,540
Net proceeds from share distributions	—	—	—	—	185
Debt fees paid	—	—	—	—	(5,174)
Dividends paid	—	—	(14,352)	(7,164)	(25,125)
Share repurchases	—	—	(721)		(3,351)
Lease incentives received	—	—	—	17,500	—
Repayment of finance leases	(7,541)	(15,129)	(1,437)	(41,453)	(4,185)
Net cash used in financing activities	(30,988)	(38,576)	(37,709)	(81,958)	(256,791)
Net change	26,744	(24,364)	(23,989)	(32,418)	(233,336)
Cash, cash equivalents and restricted cash at start of period	104,082	128,446	163,257	163,244	372,604
Cash, cash equivalents and restricted cash at end of period	130,826	104,082	139,268	130,826	139,268

 The accompanying selected notes are an integral part of these unaudited interim condensed consolidated financial statements.
GOLDEN OCEAN GROUP LIMITED, THIRD QUARTER 2020

GOLDEN OCEAN GROUP LIMITED
Unaudited Interim Condensed Consolidated Statements of Changes in Equity

(in thousands of $)	Nine months ended September 30, 2020	Nine months ended September 30, 2019
Number of shares outstanding
Balance at beginning of period	143,277,697	143,827,697
Shares issued	—	—
Repurchases of shares	—	(475,000)
Distribution of treasury shares	—	50,000
Balance at end of period	143,277,697	143,402,697

Share capital
Balance at beginning of period	7,215	7,215
Shares issued	—	—
Balance at end of period	7,215	7,215

Treasury shares
Balance at beginning of period	(5,669)	(2,643)
Share purchases	—	(2,602)
Share distribution	—	285
Balance at end of period	(5,669)	(4,960)

Additional paid in capital
Balance at beginning of period	715	233
Stock option expense	133	360
Balance at end of period	848	593

Contributed capital surplus
Balance at beginning of period	1,739,834	1,786,451
Distributions to shareholders	(7,164)	(25,125)
Balance at end of period	1,732,670	1,761,326

Accumulated deficit
Balance at beginning of period	(228,704)	(267,744)
Adjustment on adoption of ASC 842	—	2,485
Distribution treasury shares	—	(100)
Adjustment on adoption of ASC 326 and other	(234)	—
Net income (loss)	(163,041)	(3,853)
Balance at end of period	(391,979)	(269,212)

Total equity	1,343,085	1,494,962

The accompanying selected notes are an integral part of these unaudited interim condensed consolidated financial statements.
GOLDEN OCEAN GROUP LIMITED, THIRD QUARTER 2020

GOLDEN OCEAN GROUP LIMITED
SELECTED NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1. General
Golden Ocean Group Limited (the “Company” or “Golden Ocean”) is a Bermuda incorporated shipping company specializing in the transportation of dry bulk cargoes. The Company’s ordinary shares are listed on the Nasdaq Global Select Market with a secondary listing on the Oslo Stock Exchange.

2. Accounting policies

Basis of accounting

The unaudited condensed consolidated financial statements are stated in accordance with accounting principles generally accepted in the United States. The unaudited condensed consolidated financial statements do not include all of the disclosures required in the annual and interim consolidated financial statements and should be read in conjunction with the Company’s annual financial statements included in the Company’s annual report on Form 20-F for the year ended December 31, 2019, which was filed with the U.S. Securities and Exchange Commission on March 12, 2020.

Significant accounting policies

The accounting policies adopted in the preparation of the unaudited condensed consolidated financial statements are consistent with those followed in the preparation of the Company’s annual financial statements for the year ended December 31, 2019, with the exception of implementation of new accounting standards and change in accounting principle as described below.

On January 1, 2020, the Company adopted ASU No 2016-13, Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, which revises guidance for the accounting for credit losses on financial instruments within its scope. The implementation of the standard did not have any material effect on the Company’s condensed consolidated financial statements.

On April 1, 2020, the Company changed its accounting policy for restricted cash. Based on the assessment performed, the change in accounting policy was considered to be preferable and justifiable and has been applied retrospectively to comparative periods.

The Company has updated its accounting policy as follows:

Cash and cash equivalents
All demand and time deposits and highly liquid, low risk investments with original maturities of three months or less at the date of purchase are considered equivalent to cash. Cash includes cash on hand and in the Company's bank accounts. The Company is required to maintain a minimum cash balance in accordance with its debt facility agreements with various banks. Such amounts are included in Cash and cash equivalents.

Restricted cash
Restricted cash consists of cash, which may only be used for certain purposes under the Company’s contractual arrangements and primarily comprises collateral deposits for derivative trading.
GOLDEN OCEAN GROUP LIMITED, THIRD QUARTER 2020

The following financial statement line items (see note below) for the period ended December 31, 2019 were affected by the change in accounting principle.

Quarter ended December 31, 2019 (in thousands of $)
	As reported before change of principle	As reported after change of principle	Effect of change
Cash and cash equivalents	88,931	153,060	64,129
Restricted cash - current	15,449	10,184	(5,265)
Restricted cash - long-term	58,864	—	(58,864)
Total cash and cash equivalents and restricted cash	163,244	163,244	—

3. Earnings per share

Basic earnings per share amounts for the three months ended September 30, 2020 are based on the weighted average number of shares outstanding of 143,277,697. The Company's treasury shares have been weighted for the portion of the period they were outstanding.

As of September 30, 2020, total outstanding share options were 1,065,000. Out of the total outstanding share options 240,000 were dilutive under the treasury stock method by 28,684 shares and 825,000 were anti-dilutive during the third quarter of 2020,

4. Amortization of favorable charter party contracts

Favorable time charter-out contracts that were acquired as a result of the merger (the "Merger") between Knightsbridge Shipping Limited and the former Golden Ocean Group Limited on March 31, 2015, had a carrying value of $6.0 million as of September 30, 2020. Operating revenues and net income in the three months ended September 30, 2020 have both been reduced by $3.1 million as a result of the amortization of these favorable time charter-out contracts.

5. Vessels and equipment, net

No capital expenditures were incurred in the third quarter of 2020.

6. Leases

As of September 30, 2020, the Company had 11 vessels chartered-in long-term where the Company is the lessee. Seven of eight vessels chartered in from SFL Corporation Ltd. (NYSE: SFL) (“SFL”), a related company, were classified as finance leases. These vessels were classified as operating leases up to December 2019. However, as a result of an amendment to the leases in December 2019 to include the SFL funding of scrubber installations on these vessels and the repayment through increased charter rates, the leases were modified and subsequently reclassified as finance leases as of December 31, 2019. The last vessel leased from SFL and three vessels chartered in from unrelated third parties were classified as operating leases as of September 30, 2020. In the third quarter of 2020, the Company has not incurred any capital expenditures in relation to the installation of ballast water treatment systems on its leased vessels.
GOLDEN OCEAN GROUP LIMITED, THIRD QUARTER 2020

7. Equity securities

The Company has an investment in Scorpio Bulkers Inc., a dry bulk shipping company listed on the New York Stock Exchange (NYSE: SALT) (“Scorpio Bulkers”). In the third quarter of 2020, the Company recognized a loss of $0.2 million based on the development of Scorpio Bulkers’ share price. The mark to market loss is reported under other financial items in the Company's condensed consolidated statements of operations.

The Company has an equity investment of 17.5% of the shares in SwissMarine Pte. Ltd. ("SwissMarine"), formerly known as Singapore Marine Pte Ltd. ("Singapore Marine"), a dry bulk freight operator. The Company accounts for this investment under the equity method, and the book value of the investment amounted to $14.1 million as of September 30, 2020. For the third quarter of 2020, the Company recorded loss in earnings of SwissMarine of $2.1 million. The Company had provided a $10.7 million subordinated shareholder loan with a five-year term to SwissMarine. As of September 30, 2020, outstanding amount of the loan is $5.3 million.

The Company has an equity investment of 10% of the shares in TFG Marine Pte Ltd ("TFG Marine"). The Company accounts for this investment under the equity method and the book value of the investment was $0.5 million as of September 30, 2020. For the third quarter of 2020, the Company recorded loss in earnings of TFG Marine of $0.3 million. The Company has also provided a shareholder loan of $1.0 million to TFG Marine with a five-year term and interest of LIBOR plus a margin of 7%. In the third quarter of 2020, the shareholder loan in the total amount of $75,000 was converted to equity of TFG Marine. The ownership interest in TFG Marine of 10% remained unchanged.

8. Long-term debt

As of September 30, 2020, the Company’s book value and outstanding principal of long-term debt was $1,064.9 million and $1,071 million, respectively. The current portion of long-term debt was $83.2 million.

With reference to Note 12 (Subsequent events), the Company entered into the new $304.0 million term loan and revolving credit facility agreement to refinance its $425.0 million credit facility.  As of the date of this earnings release, the Company has repaid the outstanding amounts under the $425.0 million credit facility and drew down on the new $304.0 million term loan and revolving credit facility. As a result, as of September 30, 2020, long-term debt increased to $981.8 million from $691.8 million recorded prior to refinancing. The current portion of long-term debt has correspondingly been reduced to $83.2 million from $373.2 million, thereby reducing the current portion of long-term debt by $290.0 million, net.

9. Share capital

As of September 30, 2020, the Company had 144,272,697 issued and 143,277,697 outstanding common shares, each with a par value of $0.05. Additionally, the Company held 995,000 shares in treasury.

On April 24, 2020, 550,000 share options were granted to the CEO of Golden Ocean Management AS in accordance with the terms of the Company's share option scheme. The share options will have a five-year term and will vest in equal amounts over a three-year vesting period. The fair value of the options granted was calculated using the Black-Scholes method and amounted approximately $0.9 million, out of which $73,000 was expensed in the third quarter of 2020.

On September 14, 2020, 275,000 share options were granted to the CFO of Golden Ocean Management AS in accordance with the terms of the Company's share option scheme. The share options will have a five-year term and will vest in equal amounts over a three-year vesting period. The fair value of the options granted was calculated using the Black-Scholes method and amounted to $0.4 million, out of which $6,000 was expensed in the third quarter of 2020. Additionally, he currently owns 500 shares of the Company.
GOLDEN OCEAN GROUP LIMITED, THIRD QUARTER 2020

10. Related party transactions

The Company’s most significant related party transactions are with SFL, a company under the significant influence of the Company’s largest shareholder. With reference to Note 6 (Leases), the Company leased eight vessels from SFL during the third quarter of 2020.

In addition to charter hire for the eight leases from SFL, other amounts charged by related parties primarily include general management fees and charter hire for short-term charters. Amounts earned from other related parties primarily include commercial management fees.

With reference to Note 7 (Equity securities), the Company had provided SwissMarine with a $10.7 million subordinated shareholder loan with a five-year term and TFG Marine with a $1.0 million shareholder loan with a five-year term. In May 2020, the subordinated shareholder loan was partially repaid by SwissMarine. Outstanding balance of the shareholder loan from SwissMarine after repayment amounts to $5.3 million.

The Company also entered into a bunker supply arrangement with TFG Marine, under which in the third quarter of 2020 it has incurred costs of $22.2 million in relation to bunker procurement. As of September 30, 2020 payable to TFG Marine amounted to $8.5 million.

11. Commitment and contingencies

As of September 30, 2020, the Company had firm commitments to install ballast water treatment systems on three vessels with an estimated remaining financial commitment, excluding installation costs, of $0.3 million.

With reference to Note 7 (Equity securities) and the joint venture company between Golden Ocean, Frontline and Trafigura, the Company has issued a $20.0 million guarantee in respect of the performance of its subsidiaries under a bunker supply arrangement with the joint venture. As of September 30, 2020, there are no exposures under this guarantee. In addition, should TFG Marine be required to provide a parent company guarantee to its bunker suppliers or finance providers then for any guarantee that is provided by the Trafigura group and becomes payable, the Company shall pay an amount equal to its equity proportion of that amount payable. The maximum liability under this guarantee is $4.0 million. There are no amounts payable under this guarantee as of September 30, 2020.

12. Subsequent events

On October 14, 2020, the Company completed the sale of its 22.19% ownership interest in SeaTeam Management Pte. Ltd. (“SeaTeam”) to OSM. Total consideration allocated to the Company amounted to $3.6 million, out of which $1.7 million has been received on October 20, 2020 upon completion of sale. The remaining outstanding amount is paid in equal parts of $0.9 million on April 1, 2021 and on December 1, 2021. The gain from sale is approximately $2.6 million and will be recorded in the fourth quarter of 2020.

On November 11, 2020, 275,000 share options were granted to Mr Lars-Christian Svensen in connection with his appointment as Chief Commercial Officer of Golden Ocean Management AS.

In November 2020, the Company entered into the new $304.0 million term loan and revolving credit facility to refinance its obligations under $425.0 million credit facility that was scheduled to mature in March 2021. This new loan facility has been entered into with six reputable shipping banks, five of which were part of the group of banks for the $425.0 million credit facility and is secured by 14 Capesize vessels. The new loan facility has a tenor of five years and a 20-year age adjusted repayment profile, carrying an interest cost of LIBOR plus a margin of 235 bps. On November 16, 2020, the Company repaid the outstanding amounts under the $425.0 million credit facility and drew down on the new $304.0 million term loan and revolving credit facility.

GOLDEN OCEAN GROUP LIMITED, THIRD QUARTER 2020

(A) Reconciliation of Net Income (loss) to EBITDA and Adjusted EBITDA (Earnings before Interest Taxes Depreciation and Amortization)

EBITDA represents net income (loss) plus net interest expense, income tax expense and depreciation and amortization. Adjusted EBITDA represents EBITDA adjusted to exclude the items set forth in the table below, which represent certain non-cash other items that the Company believes are not indicative of the ongoing performance of its core operations. EBITDA and Adjusted EBITDA are used by analysts in the shipping industry as common performance measures to compare results across peers. EBITDA and Adjusted EBITDA are not items recognized by accounting principles generally accepted in the United States of America (“GAAP”), and should not be considered in isolation or used as alternatives to net income, operating income, cash flow from operating activity or any other indicator of the Company’s operating performance or liquidity required by GAAP.

The Company’s presentation of EBITDA and Adjusted EBITDA is intended to supplement investors’ understanding of the Company’s operating performance by providing information regarding the Company’s ongoing performance that exclude items the Company believes do not directly affect the Company’s core operations and enhancing the comparability of the Company’s ongoing performance across periods. The Company’s management considers EBITDA and Adjusted EBITDA to be useful to investors because such performance measures provide information regarding the profitability of the Company’s core operations and facilitate comparison of the Company’s operating performance to the operating performance of its peers. Additionally, the Company’s management uses EBITDA and Adjusted EBITDA as measures when reviewing the Company’s operating performance. While the Company believes these measures are useful to investors, the definitions of EBITDA and Adjusted EBITDA used by the Company may not be comparable to similar measures used by other companies.

The Company presents Adjusted EBITDA in addition to EBITDA because Adjusted EBITDA eliminates the impact of additional non-cash and other items not associated with the ongoing performance of the Company’s core operations. To derive adjusted EBITDA, the Company has excluded certain gains/losses such as those related to sale of vessels, bargain purchase gain arising on consolidation, impairments on vessels and marketable securities, mark to market of derivatives and other financial items that it believes further reduce the comparability of the ongoing performance of the Company’s core operations across periods.

GOLDEN OCEAN GROUP LIMITED, THIRD QUARTER 2020

(in thousands of $)	Three months ended September 30, 2020	Three months ended June 30, 2020	Three months ended September 30, 2019	Nine months ended September 30, 2020	Nine months ended September 30, 2019
Net income (loss)	39,061	(41,281)	36,699	(163,041)	(3,853)
Interest income	(110)	(112)	(847)	(896)	(3,622)
Interest expense	9,915	12,814	14,159	37,828	46,470
Income tax expense	40	40	38	120	113
Depreciation	27,631	27,018	23,327	83,712	70,180
Amortization of time charter party out contracts	3,116	3,082	4,722	10,173	14,011
Earnings before Interest Taxes Depreciation and Amortization	79,653	1,561	78,098	(32,104)	123,299
Impairment loss on right of use assets	—	—	—	94,233	—
(Gain) loss on derivatives	(3,270)	441	6,124	20,127	16,341
Other financial items	359	2,196	(3,104)	10,967	(1,400)
Adjusted Earnings before Interest Taxes Depreciation and Amortization	76,742	4,198	81,118	93,223	138,240

(B) Reconciliation of Total Operating Revenues to Time Charter Equivalent Income and Time Charter Equivalent Rate

(i) Time Charter Equivalent Revenue:

Consistent with general practice in the shipping industry, the Company uses TCE income as a measure to compare revenue generated from a voyage charter to revenue generated from a time charter. The Company defines TCE income as operating revenues less voyage expenses and commission plus amortization of favorable charter party contracts (being the fair value above market of acquired time charter agreements upon the completion of the Merger with Knightsbridge). Under time charter agreements, voyage costs, such as bunker fuel, canal and port charges and commissions are borne and paid by the charterer whereas under voyage charter agreements, voyage costs are borne and paid by the owner. TCE income is a common shipping industry performance measure used primarily to compare period-to-period changes in a shipping company’s performance despite changes in the mix of charter types (i.e., spot charters and time charters) under which the vessels may be employed between the periods. Time charter equivalent income, a non-U.S. GAAP measure, provides additional meaningful information in conjunction with operating revenues, the most directly comparable U.S. GAAP measure, because it assists management in making decisions regarding the deployment and use of the Company’s vessels and in evaluating their financial performance, regardless of whether a vessel has been employed on a time charter or a voyage charter.
GOLDEN OCEAN GROUP LIMITED, THIRD QUARTER 2020

(in thousands of $)	Three months ended September 30, 2020	Three months ended June 30, 2020	Three months ended September 30, 2019	Nine months ended September 30, 2020	Nine months ended September 30, 2019
Total operating revenues	185,582	116,246	219,335	439,235	461,128
Add: Amortization of time charter party out contracts	3,116	3,082	4,722	10,173	14,011
Add: Other operating income (expenses)	1,310	(1,624)	563	3,672	3,379
Less: Other revenues*	574	549	426	1,595	1,212
Net time and voyage charter revenues	189,434	117,155	224,194	451,485	477,306
Less: Voyage expenses & commission	43,935	47,453	57,661	151,640	124,766
Time charter equivalent income	145,499	69,702	166,533	299,845	352,540
*adjustment includes management fee revenue and other non-voyage related revenues recognized under other revenues.

(ii) Time Charter Equivalent Rate:

Time charter equivalent rate ("TCE rate") represents the weighted average daily TCE income of the Company’s entire operating fleet.

TCE rate is a measure of the average daily income performance. The Company’s method of calculating TCE rate is determined by dividing TCE income by onhire days during a reporting period. Onhire days are calculated on a vessel by vessel basis and represent the net of available days and offhire days for each vessel (owned or chartered in) in the Company’s possession during a reporting period. Available days for a vessel during a reporting period is the number of days the vessel (owned or chartered in) is in the Company’s possession during the period. By definition, available days for an owned vessel equal the calendar days during a reporting period, unless the vessel is delivered by the yard during the relevant period whereas available days for a chartered-in vessel equal the tenure in days of the underlying time charter agreement, pro-rated to the relevant reporting period if such tenure overlaps more than one reporting period. Offhire days for a vessel during a reporting period is the number of days the vessel is in the Company’s possession during the period but is not operational as a result of unscheduled repairs, scheduled dry docking or special or intermediate surveys and lay-ups, if any.

(in thousands of $, except for TCE rate and days)	Three months ended September 30, 2020	Three months ended June 30, 2020	Three months ended September 30, 2019	Nine months ended September 30, 2020	Nine months ended September 30, 2019
Time charter equivalent income	145,499	69,702	166,533	299,845	352,540

Fleet available days	8,280	8,197	8,674	24,693	24,029
Fleet offhire days	(157)	(260)	(232)	(990)	(544)
Fleet onhire days	8,123	7,937	8,442	23,703	23,485

Time charter equivalent rate	17,912	8,782	19,727	12,650	15,011

GOLDEN OCEAN GROUP LIMITED, THIRD QUARTER 2020